UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place
Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                  Form 40-F Yes ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2016	Brookfield CANADA Office Properties

	By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Assistant Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual Meeting of Unitholders and Availability of Investor Materials and Management Proxy Circular

99.2	Proxy Card